

Mail Stop 4628

January 27, 2017

<u>Via E-Mail</u>
Graeme Pitkethly
Chief Financial Officer
Unilever plc and Unilever N.V.
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

> **Re: Unilever plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 1-04546**
>
> **Unilever N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 1-04547**

Dear Mr. Pitkethly:

We refer you to our comment letter dated December 30, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: T.E. Lovell, Group Secretary

Pamela Long
Assistant Director